SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: February, 2012

Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Name of registrant)

44 King Street West,

Scotia Plaza 9th floor,

Toronto, Ontario, M5H 1H1

(416) 866-4269

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference in The Bank of Nova Scotia’s registration statements on Form S-8 (File No. 333-177640) and Form F-9 (File No. 333-174823) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

The Bank of Nova Scotia – 2011 Annual Report

The 2011 Annual Report for The Bank of Nova Scotia filed on December 2, 2011 has been amended. The “3 Leadership” section on pages 17-18 has been deleted and replaced in its entirety with the following:

“Developing talent: Scotiabank’s continued success requires highly capable leaders to execute strategy and drive superior business results today and in the future. With operations in more than 55 countries, our international platform uniquely positions us to identify and develop talent around the globe. It is this strength that makes leadership a competitive advantage for Scotiabank.

The Bank has a robust structure in place to identify key people from across our multinational footprint with the ability, aspiration and engagement to take on more senior roles within the organization. The Annual Leadership Resource Planning process is one of its key components, and in 2011 more than 200 Leadership Roundtables were held across the Bank to evaluate leadership candidates.

To help identify and assess leadership capability in employees, the Bank uses a Leader Profile outlining the behaviours, values and experiences that describe the Scotiabank leader and that are consistent with the Bank’s culture. In 2011, the Bank updated and strengthened the Leader Profile to ensure that it reflects the demands of the current and future global financial services marketplace.

Scotiabank is committed to developing employees at all levels of the organization, including the most senior roles, and it offers a variety of innovative development tools, resources and experiences. Employees have opportunities to develop through training, coaching, job assignments, experiences and mentoring that are appropriate for their role, career stage and organizational level.

One tool available to employees at the Director level and above is the Talent Profile, which is an online résumé that showcases their career history, leadership competencies, experiences and aspirations.

A short-term assignment with the Executive Project Office is another innovative development experience available to a select group of emerging leaders each year. This small group of high-potential employees from across the Bank works together to assist the executive team in shaping the Bank’s direction by carrying out in-depth research and analysis on key strategic issues.

Responsibility for the Bank’s leadership strategy reaches the highest levels of the organization. The Board of Directors oversees the leadership strategy with the support of the Human Resources Committee (HRC). A Bank officer at the Senior Vice-President level has primary accountability for managing it, which involves guiding the process of building the Bank’s leadership capability to support sustained high business performance.

The HRC regularly reviews the effectiveness of the leadership strategy as it applies to executive positions as well as the performance, qualifications, experiences and capabilities of all executive officers. The committee also recommends senior executive appointments for Board approval, and regularly assesses candidates for senior roles, including the President and CEO. To ensure a balanced perspective, this assessment is done independently through direct interaction with the President and CEO; the Group Head, Global Human Resources and Communications; as well as the Vice-Chairman and Chief Operating Officer.

The Board also maintains a contingency plan for an unexpected vacancy in the President and Chief Executive Officer position to mitigate business risk and ensure continued prudent operation of the Bank.

Broadening our leaders: Scotiabank offers a rich variety of development opportunities for employees at all levels. One of the most interesting experiences available to emerging leaders is a short-term assignment with the Executive Project Office (EPO). Each year, a new group of high-potential employees from diverse areas of the Bank come together. Over several months, they help the Executive team shape the Bank’s strategic direction by carrying out in-depth research and analysis on strategic issues. This involves pulling together expertise and perspectives from across Scotiabank, which gives EPO participants a broader, deeper understanding of the Bank. Participants also benefit from individual and team coaching and mentoring opportunities.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: February 3, 2012	By:	/s/ Maria Theofilaktidis
Name: Maria Theofilaktidis
Title: Senior Vice-President and Chief Accountant

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	2011 Amended Annual Report